MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "**Meeting**") of the shareholders of Mountain Province Diamonds Inc. ("**Mountain Province**", the "Corporation") will be held at the offices of Fraser Milner Casgrain LLP, 77 King Street West, Suite 400 (fourth floor), Toronto-Dominion Centre, Toronto, Ontario, M5K 0A1 on Thursday June 14, 2012 at 4:00 pm (Toronto time) for the following purposes:

(a)   to receive and consider the consolidated audited financial statements of Mountain Province for the year ended December 31, 2011, together with the report of the auditors thereon;

(b)   to elect directors of Mountain Province; and

(c)   to re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors' remuneration;

(d)   to consider and, if thought advisable, to re-approve by ordinary resolution the Mountain Province Stock Option Plan, as described in the management information circular of Mountain Province accompanying and forming part of this notice; and

(e)   to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This notice of meeting is accompanied by a form of proxy, the management information circular, the audited consolidated financial statements of Mountain Province for the financial year ended December 31, 2011, and a supplemental mailing list form. The directors of Mountain Province have fixed the close of business on May 11, 2012 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the meeting.

DATED as of May 10, 2012

BY ORDER OF THE BOARD OF DIRECTORS

*"Patrick Evans"*_____
Patrick Evans
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL MEETING OF SHAREHOLDERS

of

MOUNTAIN PROVINCE DIAMONDS INC.

to be held on

THURSDAY JUNE 14, 2012

May 10, 2012

MOUNTAIN PROVINCE DIAMONDS INC.

161 Bay Street, Suite 2315, P.O. Box 216
Toronto, Ontario, Canada M5J 2S1

MANAGEMENT INFORMATION CIRCULAR
(all information as at May 10, 2012 unless otherwise noted)

SOLICITATION OF PROXIES

This management information circular (the "Information Circular") is furnished in connection with the solicitation of proxies being made by the management of Mountain Province Diamonds Inc. ("Corporation") for use at an annual meeting of the Corporation's shareholders (the "Meeting") to be held on Thursday June 14, 2012 at the time and place and for the purposes set forth in the accompanying notice of the Meeting (the "Notice of Meeting"), and at any adjournments thereof. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy ("**Proxy**") are directors or officers of the Corporation.

A SHAREHOLDER WISHING TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE PERSON OR CORPORATION DESIGNATED IN THE FORM OF PROXY HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE THREE PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. ("**Computershare**"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. For general inquiries, shareholders may contact Computershare as follows:

By Phone: 1-800-564-6253
By Fax: 1-866-249-7775 (within North America)
By Fax: (416) 263-9524 (outside North America)
By Email: service@computershare.com

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or duly appointed proxy holders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust Corporation through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "**Non-Registered Holder**") but which are registered either: (a) in the name of an intermediary ("**Intermediary**") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("**CDS**")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)   be given a Proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-registered Holder should otherwise properly complete the Proxy and **deliver it to Computershare Investor Services Inc.** as provided above; or

(b)   more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service Corporation**, will constitute voting instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service Corporation in accordance with the instructions of the Intermediary or its service Corporation.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy holders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.**

In addition, Canadian securities legislation now permits the Corporation to forward meeting materials directly to "non objecting beneficial owners". If the Corporation or its agent has sent these materials to you directly (instead of through an Intermediary), your name and address, and information about your holdings of securities has been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding your shares on your behalf. By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding your shares on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, or to the Corporation, at 401 Bay Street, Suite 2700, P.O. Box 152, Toronto, Ontario, Canada M5H 2Y4 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

RECORD DATE

The board of directors of the Corporation (the "**Board**") has fixed May 11, 2012 as the record date (the "**Record Date**") for the purpose of determining shareholders entitled to receive the Notice of Meeting. Only shareholders of record as at the close of business on the Record Date are entitled to receive the Notice of Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

EXERCISE OF DISCRETION
If the instructions in a Proxy are certain, the shares represented thereby will be voted or withheld from voting in accordance with the specifications so made on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person(s) appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

APPROVAL OF MATTERS

Unless otherwise noted, approval of matters to be placed before the Meeting is by an "ordinary resolution" which is a resolution passed by a simple majority (50%+1) of the votes cast by shareholders of the Corporation present and entitled to vote in person or by proxy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation's last financial year, no proposed nominee of the Corporation for election as a director of the Corporation, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, since the commencement of the Corporation's most recently completed financial year, no informed person of the Corporation, proposed nominee for director or any associate or affiliate of an informed person or proposed nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. An "informed person" means: (a) a director of executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Currently, the Corporation has issued and outstanding 80,715,558 fully paid and non-assessable common shares without par value, each share carrying the right to one (1) vote. The common shares of the Corporation (the "**Common Shares**") are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol 'MPV' and on the NYSE Amex Equities (the "**NYSE Amex**") under the symbol 'MDM'. **The Corporation has no other classes of voting securities and does not have any classes of restricted securities**.

Any shareholder of record at the close of business on May 11, 2012 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Corporation, the only person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, is:

Name of Shareholder(1)	Number of MPV Common Shares, Options and Warrants Held	Percentage of issued and outstanding share capital of 80,715,558 shares (as at May 10, 2012)
Bottin (International) Investments Ltd.	15,603,429	19.33%

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the *Business Corporations Act* (Ontario) ("**Business Corporations Act**"). In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Corporation, their present principal occupations and the number of common shares of the Corporation or any of its subsidiaries beneficially owned or controlled or directed by each, directly or indirectly, as at the date hereof.

Name, Present Position(s) with the Corporation [1] and Place of Residence [3]	Principal Occupation At Present And During Last Five Years If Different From Office Held [2] [3]	Date(s) Served as a Director Since	No. of Shares of the Corporation Beneficially Owned, or Controlled or Directed, Directly or Indirectly [3]
Jonathan Comerford [4] [5] Chairman of the Board and a director of the Corporation *County Dublin, Ireland*	Investment Manager at International Investment and Underwriting since August 1995.	September 21, 2001	67,275[7]
Patrick Evans President, Chief Executive Officer and a director of the Corporation *Arizona, United States of America*	President and CEO of the Corporation since November 2005. CEO and director of Norsemont Mining Inc. (2007 to 2011). President and CEO of Weda Bay Minerals Inc. (2005 to 2006). President and CEO of Southern Platinum Corp. (2004 to 2005); President and CEO of SouthernEra Resources Ltd. (2001 to 2004) and Vice President of Placer Dome Inc. (1998 to 2011).	November 16, 2005	1,220,391[8]
Elizabeth J. Kirkwood [6] Director of the Corporation *Ontario, Canada*	Independent Business Executive, formerly Chairman, CFO and Corporate Secretary of the Corporation (2003 to 2006); President and CEO of First Nickel Inc. (2003 to 2006).	September 21, 2001	70,660
Carl Verley [5] [6] Director of the Corporation *British Columbia, Canada*	Self-employed Geological Consultant since 1982; President of Amerlin Exploration Services Ltd. (private company) since 1983	December 2, 1986	290,250
David Whittle [4] [5] Director of the Corporation *British Columbia, Canada*	CFO of Alexco Resource Corp. since October 2007; formerly CFO of Hillsborough Resources from August 2004 to August 2007; self-employed Chartered Accountant prior.	November 1, 1997	70,600[9]
D.H.W. (Harry) Dobson [6] Director of the Corporation *Monaco*	Independent Businessman. Director and Chairman of Kirkland Lake Gold Inc. since 2001. Director and Chairman of Rambler Metals and Mining plc since 2004. Director and Chairman of Borders and Southern Petroleum plc since 2005. Director and Chairman of Belvedere Resources Ltd.	November 1, 1997	1,208,510[10]
Peeyush Varshney [4] Director of the Corporation *British Columbia, Canada*	Principal of Varshney Capital Corp.; CEO and Director of Canada Zinc Metals Corp.; Director and/or officer of several public companies listed on the TSX or TSX Venture.	April 13, 2007	80,122[11]

(1)   For the purposes of disclosing positions held in the Corporation, "Corporation" includes the Corporation and any parent or subsidiary thereof.
(2)   Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
(3)   The information as to province/state, country of residence, principal occupation and number of shares beneficially owned or controlled or directed by the nominees (directly or indirectly) is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.
(4)   Member of the Corporation's Audit Committee.
(5)   Member of the Corporation's Compensation Committee.
(6)   Member of the Corporation's Corporate Governance Committee.
(7)   In addition to the shareholdings above, Mr. Comerford holds options to purchase up to a total of 130,000 Common Shares at an exercise price of $1.26 per share, expiring on November 23, 2013. The options were granted to Mr. Comerford under the Corporation's Stock Option Plan.

(8)   In addition to the shareholdings above, Mr. Evans holds options to purchase up to a total of 200,000 Common Shares, 100,000 options at an exercise price of $6.13 per share, expiring on January 9, 2016, and 100,000 options at an exercise price of $4.84 per share, expiring on March 7, 2017. These options were granted to Mr. Evans under the Corporation's Stock Option Plan.

(9)   In addition to the shareholdings above, Mr. Whittle holds options to purchase up to a total of 60,000 Common Shares at an exercise price of $1.26 per share, expiring on November 23, 2013. These options were granted under the Corporation's Stock Option Plan

(10)   In addition to the shareholdings above, Mr. Dobson holds options to purchase up to a total of 74,000 Common Shares at an exercise price of $1.26 per share, expiring on November 23, 2013. The options were granted under the Corporation's Stock Option Plan. There are also 344,826 shares registered to Middlemarch Partners Limited.

(11)   In addition to the shareholdings above, Mr. Varshney holds options to purchase up to a total of 90,000 Common Shares at an exercise price of $1.26 and expiring on November 23, 2013. The options were granted under the Corporation's Stock Option Plan.

To the best of management's knowledge, and except as set out in the proceeding paragraphs below, no proposed director is, or has been within the last ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any Corporation that:

(a)   was the subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(b)   was subject to an order that was issued after the proposed director ceased to be a director, chief executive office or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)   within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On April 3, 2007, Patrick Evans, a director of Eurasia Gold Inc. ("**Eurasia**") up until March 26, 2007, along with the remaining directors, officers and insiders of Eurasia (collectively, the "**Management**") were subject to a cease trade order issued by the Ontario Securities Commission ("**OSC**"), which required all trading in and all acquisitions of securities of Eurasia by Management to cease for a period of 15 days. The cease trade order was made because Eurasia failed to file its audited financial statements for the year ended December 31, 2006, management's discussion and analysis relating to the audited annual financial statements for the year ended December 31, 2006, and annual information form for the year ended December 31, 2006 (collectively, the "**Year-End Financial Documents**"). At a hearing held before the OSC on April 16, 2007, it was further ordered that all trading in and acquisitions of securities of Eurasia by any of the Management cease until Year-End Financial Documents were filed with the OSC. The cease trade order expired on April 25, 2007 when the Year-End Financial Documents were filed in accordance with the Ontario securities legislation. Prior to the issuance of the cease trade order, Patrick Evans had resigned as a director of Eurasia and he has not been involved with Eurasia in any capacity since March 26, 2007.

David Whittle was a director of Image Innovations Holdings Inc. ("**Image**"), a company incorporated in the United States. Image and its subsidiaries filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code on July 6, 2006.   Image's Joint Chapter 11 Liquidating Plan was confirmed by the Bankruptcy Court on August 21, 2007, and the Final Decree closing the Chapter 11 cases was entered August 28, 2008.

Jonathan Comerford is a director of Newfoundland and Labrador Refining Corporation ("**NLRC**"), incorporated under Newfoundland law November 28, 2005. NLRC sought bankruptcy protection under the Canadian Bankruptcy and Insolvency Act on June 19, 2008, and subsequently obtained Court approval for a proposal to creditors to sell or finance NLRC's projects' interests. NLRC has approximately one year remaining to complete its restructuring. Harry Dobson was also a director.

To the best of management's knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of management's knowledge, no proposed director has been subject to:

(a)   any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)   any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)   "**Chief Executive Officer**" or "**CEO**" of the Corporation means the individual who served as chief executive officer of the Corporation during the most recently completed financial year;

(b)   "**Chief Financial Officer**" or "**CFO**" of the Corporation means the individual who served as chief financial officer of the Corporation during the most recently completed financial year;

(c)   "**executive officer**" of the Corporation means an individual who is a Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Corporation or any of its subsidiaries who performed a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;

(d)   "**Named Executive Officers**" or "**NEO**" means;

(i)   the CEO;

(ii)   the CFO;

(iii)   each of the Corporation's three most highly compensated officers (including any of its subsidiaries), other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation, individually, exceeded $150,000; and

(iv)   any additional individuals for whom disclosure would have been provided under (iii) except that the individual was not serving as an officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of the most recently completed financial year;

(e)   "**Option-Based Award**" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

(f)   "**Share-Based Award**" means an award under an equity incentive plan or equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing the Corporation's compensation arrangements with its executive officers as determined to be needed.

When reviewing the compensation of the executive officers, as needed, the Compensation Committee considers the following objectives: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation Committee has the responsibility of reviewing the executive officers' total compensation package in consultation with the CEO and making proposals to the Board, reviewing and advising on stock option guidelines, including recommendations on specific option grants, and reviewing and communicating to the Board the compensation policies and principles that will be applied to other executives and employees of the Corporation.

Compensation Philosophy

The Corporation's compensation philosophy provides that any and all employees, including those consulting in management roles, receive compensation based on the market value for the type of role they perform. Compensation currently includes two elements: (a) consulting fees (pursuant to the consulting agreements with the NEOs), and (b) long-term incentives by way of the grant of stock options in accordance with the policies of the TSX, the NYSE Amex, and the Corporation's stock option plan (the "**Stock Option Plan**"). The Corporation does not provide

sponsored or defined pension or retirement plans, nor does it provide any other benefit plans. Employees and/or consultants to the Corporation are expected to provide for their own benefits and retirement.

Composition of the Compensation Committee

The Corporation's Compensation Committee consists of Jonathan Comerford, Carl Verley (Chair), and David Whittle, three (3) non-management directors (each of whom is also an "independent" director, as defined in the National Instrument 52-110 - Audit Committees, United States securities laws and NYSE Amex rules). However, compensation matters may also be reviewed and approved by the Board.

Mr. Comerford, Mr. Verley and Mr. Whittle are directors and/or officers of other companies and have experience in compensation matters.

Report on Executive Compensation

The Compensation Committee has no formal compensation policy. However, executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

Executive compensation is generally based on discussion by the Compensation Committee or by the Board. The Corporation entered into consulting agreements with the CEO, Patrick Evans, in November 2005 (amended in August 2009) and with the CFO, Jennifer Dawson, in May 2006 (amended in December 2010). There have been no changes to the terms of these consulting agreements since the time that they were entered into. The compensation granted to Patrick Evans and Jennifer Dawson is primarily cash-based however, Patrick Evans was granted options upon the execution of his consulting agreement (and the amended consulting agreement) in order to align the interests of management and shareholders. For an overview of these consulting agreements, please refer to the discussion below under the heading "Executive Compensation – Employment/Consulting Agreements of NEOs".

As part of the Compensation Committee's "Terms of Reference", the Compensation Committee is tasked with the responsibility of reviewing and recommending any changes to compensation for the Corporation's senior management, or to defer such discussions to the Board, and to make any recommendations for the granting of options. The Compensation Committee finalized its recommendations to the Board for changes to compensation for management, including the grant of options to Mr. Evans and Ms. Dawson, and changes to directors' fees in early March 2012. There was a similar recommendation for changes to compensation in early January 2011.

Elements of Compensation

Consulting Fees

Pursuant to the consulting agreements noted above, the CEO and CFO provide consulting services to the Corporation in connection with their respective roles with the Corporation. There are no other NEOs with employment or other agreements with the Corporation.

The Corporation has not retained a compensation consultant or advisor to assist the Board of Compensation Committee in determining compensation for any of the Corporation's directors or executive officers.

Long-Term Incentives

The Corporation provides long-term incentives by granting stock options to executive officers in accordance with the policies of the TSX and the Corporation's Stock Option Plan. Any options granted permit executive officers to acquire Common Shares at an exercise price equal to the closing market price of such shares at the time of grant of the option. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as financial incentive for such executive officers to consider the long-term interests of the Corporation and its shareholders.

When determining the number of stock options to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options previously granted to the executive officer, if any, and option compensation granted by similar companies to executives with similar responsibilities.

At the Corporation's annual and special meeting held on September 10, 2009, the Corporation's shareholders approved certain amendments to the Stock Option Plan which included the provision for options equal to a rolling 10% of the Corporation's issued and outstanding shares being available for grant under the Corporation's Stock Option Plan.

There are no other Long-Term Incentive Plans in place.

Other Compensation

The Corporation provides no compensation to its NEOs other than the amounts under their respective consulting arrangements and Long-Term Incentives as described above. For greater certainty, the Corporation makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Corporation's Stock Option Plan.

Compensation Risk

In the upcoming year, the Compensation Committee will undertake a review of the risks associated with the Corporation's compensation of its NEOs, other executives (if any), and directors and, based on the review, the Board will determine whether any steps should be taken to mitigate and/or manage any identified risks.

NEOs and directors are discouraged from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director, and to the knowledge of the Corporation, no NEO or director has undertaken such hedging transactions. The Corporation does not, however, have a policy expressly prohibiting such purchases.

Employment/Consulting Agreements of NEOs

The Corporation and its subsidiaries have no employment contracts with any Named Executive Officer, but have Consulting Agreements with the CEO and CFO, the Corporation's only Named Executive Officers.

CEO Compensation

The Corporation has a Consulting Agreement with Patrick Evans for his services as President and CEO which was effective November 1, 2005 and amended in August 2009 (the "**Evans Agreement**"). The amended agreement allows for the provision of future performance-based bonus payments. The monthly consulting fee under the Evans Agreement is $20,000, and in the year ended December 31, 2011, the Corporation paid or accrued a total of $420,000 in monthly consulting fees and bonuses to Mr. Evans. Under the Evans Agreement, Patrick Evans is entitled to receive a severance payment equal to six months of his annual compensation in the event that the Evans Agreement is terminated, without cause by the Corporation (as defined in the Evans Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the Evans Agreement), Patrick Evans is entitled to receive, within 30 days of the termination, a severance payment equal to 18 months of his annual compensation as well as incentive compensation described as a bonus of C$100,000 for each C$1.00 that the share price is above C$4.00 on such change of control, prorated.

CFO Compensation

The Corporation has a Consulting Agreement with Jennifer Dawson for her services as Chief Financial Officer and Corporate Secretary, effective May 11, 2006 (the "**Dawson Agreement**"). The Dawson Agreement renews annually effective May 1st of each year, unless terminated by either party with at least 60 days' notice. The Dawson Agreement is on a time-spent basis, and in the year ended December 31, 2011, the Corporation paid or accrued a total of $392,537 pursuant to the Dawson Agreement. In December 2010, the Dawson Agreement was amended to provide that if Jennifer Dawson is terminated due to a change in control of the Corporation (as defined in the Dawson Agreement), Jennifer Dawson will be entitled to a lump sum payment, plus applicable taxes, equal to the previous 18 months of invoiced and billable services by her. There are no provisions in the Dawson Agreement for compensation in the event Jennifer Dawson is terminated due to cause.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Common Shares, beginning on March 31, 2007, with the cumulative total return of the S&P/TSX Composite Index ("**S&P/TSX Index**") for the five most recently completed financial years of the Corporation.

Mountain Province Diamonds Inc. ("MPV")
Cumulative Value of $100 Investment Made March 31, 2007



	Mar 2007	Mar 2008	Mar 2009	Dec 2009	Dec 2010	Dec 2011
MPV	$4.23	$5.00	$0.85	$2.29	$6.50	$3.90
S & P/TSX Composite Index	13,165.50	13,350.13	8,720.39	11,746.11	13,443.22	11,955.09

Over this period of time, the trend in the level of compensation paid to executive officers has been broadly similar to the trend of the Corporation's cumulative total shareholder return relative to the cumulative total return of the S&P/TSX Index, allowing for the increase over this period of the Corporation's management responsibilities and financing requirements as its primary mining project has advanced toward the development phase.

Share-Based and Option-based awards

The Corporation's Stock Option Plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Corporation. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

The Compensation Committee has the primary responsibility of administering the compensation policies related to the executive management of the Corporation, including option-based awards.

The Corporation does not have share-based awards at this time.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6) sets forth all direct and indirect compensation provided to the Corporation's Named Executive Officers for the financial years ended December 31, 2011, 2010 and the nine months ended December 31, 2009. The Named Executive Officers are Patrick Evans and Jennifer Dawson:

NEO Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)[(2)]	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plans ($)			
Patrick Evans[(1)] (President and CEO)	December 31, 2011	$250,000	Nil	$324,723	$180,000	Nil	Nil	$45,950	$800,673
	December 31, 2010	$203,750	Nil	Nil	$219,696	Nil	Nil	Nil	$423,446
	December 31, 2009[(3)]	$134,167	Nil	$268,405	$180,304	Nil	Nil	Nil	$582,876
Jennifer Dawson (CFO)	December 31, 2011	$292,537	Nil	$162,362	$100,000	Nil	Nil	Nil	$554,898
	December 31, 2010	$265,407	Nil	Nil	Nil	Nil	Nil	Nil	$265,407
	December 31, 2009	$162,012	Nil	Nil	Nil	Nil	Nil	Nil	$162,012

(1) Mr. Evans was paid $240,000 for the year ended December 31, 2011, $200,000 for the year ended December 31, 2010 and $134,167 for the nine months ended December 31, 2009 pursuant to the terms of the Evans Agreement for his services as President and CEO as well as the amounts indicated under "Annual Incentive Plans" for the year ended December 31, 2011, the year ended December 31, 2010, and the nine months ended December 31, 2009, also pursuant to the Evans Agreement in August 2009. Mr. Evans is also a director of the Corporation and received a fee of $10,000 for acting in this capacity for the year ended December 31, 2011, $3,750 for the year ended December 31, 2010, and $5,000 for the nine months ended December 31, 2009. Mr. Evans' compensation as a director is included in "Salary" above. Mr. Evans' payment under the annual incentive plan for December 31, 2011 was earned by him and accrued by the Corporation in the year ended December 31, 2011, but paid to him in March 2012. His annual incentive plan payment of $219,696 for the year ended December 31, 2010 was earned and paid to him in the year ended December 31, 2010. His annual incentive plan payment for the nine months ended December 31, 2009 of $180,304was earned and paid to him in the year ended December 31, 2009.

(2) In the fiscal year ended December 31, 2011, 100,000 stock options were granted to Mr. Evans in his capacity as President and CEO, and 50,000 to Ms. Dawson in her capacity as CFO. These options were granted on January 10, 2011, vested immediately and expire on January 9, 2016. They have an exercise price of $6.13 per share. They were valued using the Black-Scholes model as the methodology to calculate the grant date fair value (January 10, 2011) and the Corporation relied on the following key assumptions and estimates for the calculation of these Option-based Awards: Dividend yield – nil; Expected volatility – 60.22%; Risk-free rate of return – 2.46%; Expected life of options – five years. The fair value at the time of the grant was calculated as $324,723 for the options granted to Mr. Evans, and $162,362 for the options granted to Ms. Dawson, for a total of $487,085.

Mr. Evans was granted 300,000 options on August 25, 2009. These options vested immediately, expire on August 25, 2014, and have an exercise price of $1.72. They were valued using the Black-Scholes model as the methodology to calculate the grant date fair value (August 26, 2009) and the Corporation relied on the following key assumptions and estimates for the calculation of these Option-based Awards: Dividend yield – nil; Expected volatility - 59%; Risk-free rate of return – 2.54%; Expected life of options – five years. The fair value at the time of the grant was calculated to be $268,405.

Subsequent to the year-end, in March 2012, Mr. Evans was granted 100,000 options and Ms. Dawson was granted 50,000 options. These options, granted on March 8, 2012, vested immediately, expire on March 7, 2017, and have an exercise price of $4.84. They were valued using the Black-Scholes model as the methodology to calculate the grant date fair value (March 8, 2012) and the Corporation relied on the following key assumptions and estimates for the calculation of these Option-based Awards: Dividend yield – nil; Expected volatility – 66.29%; Risk-free rate of return – 1.5%; Expected life of options – 3.5years. The fair value at the time of grant was calculated to be $231,750 for the options granted to Mr. Evans, and $115,875 for the options granted to Ms. Dawson, for a total of $347,625.

The Corporation has selected the Black-Scholes model as the methodology to calculate the grant date fair value as it is a commonly used model.

(3) The Corporation changed its year end from March 31 to December 31 in 2009.

Incentive Plan Awards

The Corporation does not have any incentive plans for NEOs except for Mr. Evans, pursuant to the Evans Agreement, as previously discussed.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the more recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards				Share-Based Awards		
Name	**Number of Securities Underlying Unexercised Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Value of Unexercised In-the-Money Options[(1)] ($)**	**Number of Shares or Units of Shares That Have Not Vested (#)**	**Market or Payout Value of Share-Based Awards That Have Not Vested ($)**	**Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)**
Patrick Evans	300,000[(2)]	$1.72	August 24, 2014	$654,000	Nil	Nil	Nil
	100,000	$6.13	January 9, 2016	$0	Nil	Nil	Nil
Jennifer Dawson	90,000	$1.26	Nov 23, 2013	$237,600	Nil	Nil	Nil
	50,000	$6.13	January 9, 2016	$0	Nil	Nil	Nil

(1) This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $3.90, and the exercise or base price of the option.

(2) These options were exercised by Mr. Evans in March 2012.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets out the value of the option-based awards that vested during the financial year ended December 31, 2011 for each Named Executive Officer. There were no share-based awards or non-equity incentive plan compensation amounts:

NEO Name	Option-Based Awards – Value Vested during the Year[(1)] ($)
Patrick Evans	Nil
Jennifer Dawson	Nil

(1) The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option. Options granted during the year vested immediately and the exercise price represented market value at the time of the grant (and vesting).

Stock Option Plan

The Stock Option Plan was established on November 26, 1998 and later amended on September 27, 2002 and September 10, 2009. The Stock Option Plan allows the Board, from time to time and in its sole discretion, to determine the eligibility of those directors, employees and other persons who provide ongoing services to the Corporation, who are eligible to participate under the Stock Option Plan. The Board believes that stock options provide an effective tool for the Corporation to enable it to attract and retain key personnel in the face of competition from larger companies.

The Stock Option Plan provides that the maximum number of shares that may be reserved for issuance will be 10% of the Corporation's issued and outstanding shares at the time of the grant.

The material terms of the Stock Option Plan are as follows:

1.   In no case may the issuance of shares under the Stock Option Plan and any other share compensation arrangement of the Corporation result in:

    (a)   the number of shares reserved for issuance pursuant to options granted:

        (i)   to insiders exceeding 10% of the Corporation's issued and outstanding share capital; or

        (ii)   to any one person exceeding 5% of the Corporation's issued and outstanding share capital;

    (b)   the number of shares issued within a one year period:

        (i)   to insiders exceeding 10% of the Corporation's issued and outstanding share capital; or

        (ii)   to any one insider and its associates exceeding 5% of the Corporation's issued and outstanding share capital.

2.   The exercise price of any option issued under the Stock Option Plan shall not be less than the market value of the Common Shares as of the date of the grant. The market value of the Common Shares shall be determined in accordance with the Stock Option Plan, but in any event shall not be less than the closing price of the Common Shares on the TSX on the business day immediately prior to the date of the grant. If the Corporation's Common Shares are not listed on an organized trading facility, then the market value will be, subject to the necessary approvals of the applicable regulatory authorities, that value as is determined by resolution of the Board.

3.   Subject to all applicable securities laws and regulations and the rules and policies of all applicable regulatory authorities, the Board may attach terms and conditions to a grant of option under the Stock Option Plan. These terms and conditions may include, but are not necessarily limited to, the following:

(a)   providing that an option expires on a specified date after the option holder ceases to be a director or employee of the Corporation or ceases to provide services to the Corporation;

(b)   providing that a portion or portions of an option vest after certain periods of time or expire after certain periods of time; and

(c)   providing that an option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile takeover bid for the Corporation.

4.   The expiry date of an option under the Stock Option Plan shall be the date so fixed by the Board on the date of the grant, provided such expiry date shall be no later than the tenth anniversary of the date of the grant.

5.   Options issued under the Stock Option Plan may not be assigned or transferred.

6.   The Stock Option Plan provides for the cashless exercise of options in the event of a bona fide offer (an "**Offer**") for common shares of the Corporation made to holders of options, or to shareholders of the Corporation generally, or to a class of shareholders which includes the option holders, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning given to "control person" in the *Securities Act* (Ontario), and any optionee may surrender his or her options to the Corporation and receive a payment equal to the difference between the option price and the offer price under the Offer.

7.   The Board may from time to time amend the Stock Option Plan and the terms and conditions of any option granted under the Stock Option Plan and, without limitation, may make amendments for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Stock Option Plan, or for any other purpose which may be permitted by all relevant laws, regulations, rules and policies provided that any such amendment shall not alter the terms or conditions of any option issued under the Stock Option Plan or impair any right of any option holder pursuant to any option awarded prior to such amendment.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation does not have any form of deferred compensation plan.

Termination and Change of Control Benefits

Except as disclosed above under the heading "Executive Compensation – Employment/Consulting Agreements of NEOs", the Corporation and its subsidiaries do not have any contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following, or in connection with any termination (whether voluntary,

involuntary or constructive), resignation, retirement, change in control of the Corporation, or change in a Named Executive Officer's responsibilities.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation's most recently completed financial year ended December 31, 2011:

Director Name[1]	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jonathan Comerford	$20,000	Nil	Nil	Nil	Nil	Nil	$20,000
D.H.W. Dobson	$10,000	Nil	Nil	Nil	Nil	Nil	$10,000
Elizabeth Kirkwood	$10,000	Nil	Nil	Nil	Nil	Nil	$10,000
Peeyush Varshney	$10,000	Nil	Nil	Nil	Nil	Nil	$10,000
Carl Verley	$10,000	Nil	Nil	Nil	Nil	Nil	$10,000
David Whittle	$15,000	Nil	Nil	Nil	Nil	Nil	$15,000

(1)   This table excludes the director compensation paid to Patrick Evans, CEO, of $10,000 for the year ended December 31, 2011 for his services as a director. This amount is included and discussed under "Summary Compensation Table" above.

Effective January 1, 2011, compensation for the directors has been approved at the following levels: the Chairman of the Board is entitled to receive $20,000 per annum, the Chairman of the Audit Committee is entitled to receive $15,000 per annum, and all other directors are entitled to receive $10,000 per annum. These amounts are paid semi-annually in advance. There is no additional compensation for attending meetings or participating in Board committees.

Effective January 1, 2012, compensation for the directors has been approved at the following levels: the Chairman of the Board is entitled to receive $30,000 per annum, the Chairman of the Audit Committee is entitled to receive $25,000 per annum, the director serving as the Corporation's Qualified Person is entitled to receive $25,000 per annum, and all other directors are entitled to receive $20,000 per annum. These amounts continue to be paid semi-annually in advance.

As stated previously in this Information Circular, the Corporation has a stock option plan for the granting of incentive stock options to the officers, employees, and directors. The purpose of granting such options is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to those of the shareholders. For further details about the Stock Option Plan, please refer to the discussion above under the heading "Executive Compensation – Stock Option Plan".

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards		
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options[1] ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Jonathan Comerford	130,000	$1.26	November 23, 2013	$343,200	Nil	Nil	Nil
D.H.W. Dobson	74,000	$1.26	November 23, 2013	$195,360	Nil	Nil	Nil
Elizabeth Kirkwood	70,000[2]	$1.26	November 23, 2013	$184,800	Nil	Nil	Nil
Peeyush Varshney	90,000	$1.26	November 23, 2013	$237,600	Nil	Nil	Nil
David Whittle	60,000	$1.26	November 23, 2013	$158,400	Nil	Nil	Nil

(1)   This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $3.90, and the exercise or base price of the option.

(2)   Ms. Kirkwood exercised 70,000 options in April 2012.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets out the value of the option-based awards that vested during the financial year ended December 31, 2011 for each non-executive director. There were no share-based awards or non-equity incentive plan compensation amounts:

Director Name	Option-Based Awards – Value Vested during the Year [1] ($)
Jonathan Comerford	Nil
D.W.H. Dobson	Nil
Elizabeth Kirkwood	Nil
Peeyush Varshney	Nil
Carl Verley	Nil
David Whittle	Nil

(1)   The value of unexercised in-the-money options on the date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to the Corporation, or any of its subsidiaries, nor is any of these individuals, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the reappointment of KPMG LLP, Chartered Accountants ("**KPMG**"), as the auditor of the Corporation to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors. The auditor was first appointed on August 6, 1998.

MANAGEMENT CONTRACTS

No management functions of the Corporation or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation or its subsidiaries.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance relates to the activities of the Board of Directors. National Policy 58-201 – Corporate Governance Disclosure ("**NI 58-201**") and the Sarbanes-Oxley Act of 2002 (the "**Act**"), the rules adopted by the United States Securities and Exchange Commission (the "**SEC**") pursuant to the Act, and the NYSE Amex corporate governance rules (the "**NYSE Amex Rules**") as they apply to foreign private issuers, together establish corporate governance guidelines which apply to the Corporation. Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interests of its shareholders and contribute to effective and efficient decision making. NI 58-101 – Disclosure of Corporate Governance Practices requires that each reporting company disclose its corporate governance practices on an annual basis.

The Corporation's general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of seven directors. All the seven proposed nominees are current directors.

Independence

Section 1.4 of National Instrument 52-110 ("**NI 52-110**") sets out the standard for director independence. Under NI 52-110, a director is independent if he has no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Corporation.

Applying the definition set out in section 1.4 of NI 52-110, and applicable United States securities laws and NYSE Amex Rules, six of the seven members of the Board are independent. The members who are independent are: Jonathan Comerford, Elizabeth J. Kirkwood, Carl Verley, David Whittle, D.H.W. (Harry) Dobson, and Peeyush Varshney.

Patrick Evans is not independent by virtue of the fact that he is an executive officer of the Corporation (Mr. Evans has been the President and CEO since November 2005).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents as of the date of this Information Circular:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Patrick Evans	Pan Global Resources Inc.; Kennady Diamonds Inc.
Jonathan Comerford	Optimal Payments Plc; Kennady Diamonds Inc.; Durras Investment Holding Limited (private); Newfoundland and Labrador Refining Corporation (private); International Investment and Underwriting (private)
D.H.W. (Harry) Dobson	Kirkland Lake Gold Inc.; Rambler Metals and Mining plc; Borders and Southern Petroleum plc; Belvedere Resources Ltd
Elizabeth Kirkwood	Match Capital Resources Corporation
Peeyush Varshney	Afrasia Mineral Fields Inc.; Mexigold Corp.; Canada Zinc Metals Corp.; Trigen Resources Inc.; Minaean International Corp.; Open Gold Corp.; JDV Capital Corp.
Carl Verley	Kennady Diamonds Inc.; Amerlin Exploration Services Ltd. (private); Proquest Resources Corporation (private); 324788 BC Ltd. (private).
David Whittle	Kennady Diamonds Inc.

Meetings of Directors

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management. The Corporation recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Since the beginning of the Corporation's most recently completed financial year, the independent directors have not held a meeting at which non-independent directors were not in attendance. The independent directors do not hold regularly scheduled meetings without non-independent directors and the Corporate Secretary (who is also a member of senior management). Open and candid discussion among independent directors is encouraged, and the independent directors are free to communicate with each other independent of the non-independent director and management as they feel is appropriate, and by the means they consider appropriate.

Independence of Chair

The Corporation's corporate governance structure recognizes the value of separating the offices of the Chair and the CEO. Patrick Evans is the Corporation's President and Chief Executive Officer and the Board is chaired by Jonathan Comerford, an independent director.

Attendance

The Board meets on a regularly scheduled basis and more frequently if required. During the most recently completed year ended December 31, 2011, the Board met five times. Patrick Evans, Elizabeth Kirkwood and David Whittle attended all five meetings; Jonathan Comerford, Carl Verley and Peeyush Varshney attended four of the five meetings; and Harry Dobson attended three meetings.

Board Mandate

The Board is required to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders. The Board actively oversees the development, adoption and implementation of the Corporation's strategies and plans. The Board's responsibilities include:

(a)   representing the interests of the shareholders in all significant decisions affecting the Corporation and ensuring that shareholders are kept informed of developments affecting the Corporation;

(b)   the Corporation's strategic planning process,

(c)   the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage risk,

(d)   reviewing significant operational and financial issues as they arise and providing direction to management of these matters

(e)   acting diligently to ensure that the Corporation fulfils its legal and regulatory requirements

(f)   evaluating the effectiveness of senior management and establishing their compensation,

(g)   evaluating whether or not directors receive the information they require to perform their duties as directors,

(h)   the Corporation's succession planning, including appointing, training and monitoring senior management,

(i)   the Corporation's major business development initiatives,

(j)   the integrity of the Corporation's internal control and management information systems,

(k)   the Corporation's policies for communicating with shareholders and others, and

(l)   the general review of the Corporation's results of operations.

The Board considers certain decisions to be of sufficient importance to the Corporation and as such, requires management to seek the prior approval of the Board with respect to these decisions. Such decisions include:

(a)   approval of the annual capital budget and any material changes to the operating budget,

(b)   approval of the Corporation's business plan and monitoring performance,

(c)   acquisition of, or investments in, new business,

(d)   changes in the nature of the Corporation's business,

(e)   changes in senior management, and

(f)   all matters as required under the *Business Corporations Act* (Ontario).

Position Descriptions

There are no written position descriptions for the Chair of the Board and the chairs of each Board committee. The roles and responsibilities of each Board committee are included in the "Terms of Reference" for each Board committee. It is understood by the Board committee chairs that they are responsible for the overall management, guidance, and functioning of their respective committee. As well, there exists a Corporation Mandate for the Board, and the Chair of the Board understands that it is his role to ensure the overall management, guidance, and functioning of the Board.

The duties and responsibilities of the President and CEO are included in the Evans Agreement including the power and authority to manage, supervise and direct the Corporation's business and affairs, and to undertake such other duties as may, from time to time, be assigned to the President and CEO by the Board. Such duties and responsibilities are indicated to be subject always to the control and direction of the Board.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Corporation has not adopted a formalized process of orientation for new Board members. Orientation of new directors is conducted on an as-needed basis.

With respect to current directors, they are kept informed as to matters impacting, or which may impact, the Corporation's operations through reports and presentations at Board meetings. Directors are also provided with the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

Business Conduct Policy

The Corporation has adopted a Business Conduct Policy (May 2006, amended in September 2010) posted on its website and available on SEDAR at www.sedar.com and on the SEC's website at http://sec.gov/edgar.shtml as an exhibit to the Corporation's annual report on Form 20-F for the year ended March 31, 2006. The amended Business Conduct Policy was included in an exhibit to the Corporation's annual report on Form 20-F for the year ended December 31, 2010.

Shareholders may request copies of the Corporation's Business Conduct Policy by contacting the Corporation at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, or by telephone at 416-361-3562.

Annually, the Corporation's officers and key consultants provide their recognition of the current policy and understanding of its importance. The Business Conduct Policy provides guidance to the directors and officers individually, and to the Board as a whole, to ensure the exercise of independent judgment in considering transactions and agreements where a director or officer might have a material interest. Having an independent director, Jonathan Comerford, as the chair of the Board, also helps to ensure independent judgment and to encourage and promote a culture of ethical business conduct.

The Board considers that the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest are sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of directors. The Board as a whole assesses the performance and qualification of directors and assesses and recommends potential nominees to the Board, as needed. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and Committees.

Board Committees

Committees of the Board are in integral part of the Corporation's governance structure. There are three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee - established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

Each of these committees is comprised solely of non-management directors, each of whom is also independent. The committees, their mandates and memberships are outlined below.

Compensation Committee

The Compensation Committee, in consultation with the President of the Corporation, reviews and recommends to the Board for approval all matters relating to the compensation of executives of the Corporation. The Compensation Committee has no formal compensation policy. The Compensation Committee monitors the performance of senior management generally. Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

However, compensation matters may also be reviewed and approved by the Corporation's entire board of directors.

Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.

Since January 1, 2011, the beginning of the most recently completed financial year, the Compensation Committee has held one meeting in consideration of the Committee's recommendation to the Board of compensation matters in January 2011, and one meeting in consideration of the Committee's recommendation to the Board of compensation matters in March 2012. These compensation matters included the annual incentive award to Mr. Evans, the granting of options to Mr. Evans and Ms. Dawson and other employees and consultants, and the compensation for directors.

The Committee is composed of Jonathan Comerford, Carl Verley (Chair) and David Whittle, all of whom are independent directors.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the approach of the Corporation to the matters of corporate governance including the mandate, size and composition of the Board and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. During the most recently completed financial year, the Corporate Governance Committee did not meet. The Corporate Governance Committee is composed of Harry Dobson, Elizabeth Kirkwood (Chair), and Carl Verley, all of whom are independent directors.

Audit Committee

Audit Committee Charter

The text of the Corporation's Audit Committee Charter is attached as Schedule "A" to this Information Circular.

The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the most recently completed financial year, the Audit Committee met three times.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is composed of David Whittle (Chair), Jonathan Comerford, and Peeyush Varshney, all of whom are independent directors. All of the members of the Audit Committee are financially literate within the meaning of Section 1.6 of NI 52-110.

Relevant Education and Experience

David Whittle, Chair of the Audit Committee, is a Canadian-qualified Chartered Accountant in good standing with eighteen years' experience as a director and senior executive and financial officer of various public companies listed in both Canada and the United States. Jonathan Comerford has a Masters in Business from the Michael Smurfit Business School and a Bachelor of Economics from University College, Dublin, and serves as Investment Manager at International Investment and Underwriting. Peeyush Varshney has a Bachelor of Commerce and extensive executive experience with several public companies.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Corporation by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Corporation by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Corporation by its independent auditors may not be pre-approved. In addition,

prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Corporation's auditor, for the fiscal year ended December 31, 2009, have been pre-approved by the Audit Committee of the Corporation. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Audit Fees

"**Audit Fees**" are the aggregate fees billed by KPMG for the audit of the Corporation's consolidated annual financial statements, assistance with interim financial statements, attestation services provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with the Corporation's management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard setting bodies.

Aggregate audit fees billed in fiscal December 31, 2011 by KPMG were $208,500 including fees for reviews of March 31, 2011, June 30, 2011 and September 30, 2011 and comparative quarters, as well, as audit fees relating to the Corporation's transition to International Financial Reporting Standards ("**IFRS**") and the audit of Kennady Diamonds financial statements relating to the Corporation's proposed spin-out of the Kennady North Project into Kennady Diamonds Inc. The Corporation was billed $182,000 in the fiscal year ending December 31, 2010. All such fees were approved by the Audit Committee.

Audit-Related Fees

"**Audit-Related Fees**" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements including IFRS, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Corporation, and if applicable, audits of financial statements of a company's employee benefit plan.

"Audit Related Fees" charged by KPMG during the fiscal period ended December 31, 2011 were $nil and $30,000 for the fiscal year ending December 31, 2010. All such services were approved by the Audit Committee.

Tax Fees

"**Tax Fees**" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal December 2011 by KPMG were $16,875 (December 31, 2010 - $12,000) pertaining to tax compliance. These services were approved by the Audit Committee.

<u>All Other Fees</u>

In the fiscal year ending December 31, 2011, aggregate fees billed by KPMG were $nil for advice (December 31, 2010 - $nil).

RESPONSE TO SHAREHOLDERS

The Corporation communicates regularly with its shareholders and maintains a website at www.mountainprovince.com. Management is available to shareholders to respond to questions and concerns. The Board believes that management's communications with shareholders, and the avenues available to shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by your directors at the Annual Meeting of Shareholders, please advise us at: Corporate Secretary, Mountain Province Diamonds Inc., 161 Bay Street, Suite 2315, PO Box 216, Toronto, Ontario M5J 2S1; through info@mountainprovince.com; or by fax to 416-603-8565.

EXPECTATIONS AND ACCOUNTABILITY OF MANAGEMENT

The Board's access to information relating to the operations of the Corporation, through direct communication with the CEO and/or CFO and Corporate Secretary, through the membership on the Board of a key member of management, and the attendance of the CFO and Corporate Secretary at Board meetings, are considered key elements to the effective and informed functioning of the Board of the Corporation.

The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation's management to take the initiative in identifying opportunities and risks affecting the Corporation's business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Board is confident that the Corporation's management responds ably to this expectation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table sets out information for the Corporation's most recently completed financial year ended December 31, 2011 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	6,309,774	$1.69	5,345,774
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	6,309,774	$1.69	5,345,774

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Financial Statements and Auditors' Report Thereon

At the Meeting, shareholders will have placed before them the financial statements for the most recently completed financial year and the auditor's report thereon.

Re-Approval of Stock Option Plan

The Stock Option Plan was established on November 26, 1998 and amended on September 27, 2002 and September 10, 2009 (the "**Amended Plan**"). The Amended Plan was approved by the shareholders at the annual and special meeting of shareholders of the Corporation on September 10, 2009. As approved by the shareholders, the Amended Plan requires the re-approval of the shareholders of the Corporation at the Meeting.

For details regarding the material terms of the Stock Option Plan, please refer to the discussion above under the heading "Executive Compensation – Stock Option Plan".

A copy of the Amended Plan is attached hereto as Schedule "B".

At the Meeting, the shareholders will be asked to consider and, if thought fit, approve a resolution to re-approve the Amended Plan, the text of which is as follows:

NOW THEREFORE BE IT RESOLVED THAT:

1.   subject to regulatory approval, the Amended Plan, in the form presented to this Meeting, be and is hereby re-approved, confirmed and ratified;

2.   the Corporation is authorized to make such amendments to the Amended Plan from time to time as the board of directors of the Corporation may, in its discretion, consider appropriate, provided that such amendments will be subject to the approval of applicable regulatory authorities and must be in accordance with the terms of the Amended Plan; and

3. any one director or officer of the Corporation be and is hereby authorized to execute any other documents as such director or officer deems necessary to give effect to the foregoing resolutions.

INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE AMENDED PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION, THE APPROVAL OF A MAJORITY OF DISINTERESTED SHAREHOLDER OF THE CORPORATION IS THEREFORE SOUGHT.

A total of 3,027,358 shares of the Corporation will be excluded from the shareholder vote with respect to the Amended Plan.

Directors' Recommendation

The Board recommends that all shareholders vote FOR the Stock Option Plan Resolution. Unless otherwise directed, the management designees named in the accompanying Proxy intend to vote in favour of the resolution ratifying the re-approval of the Amended Plan.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com. Financial information is provided in the Corporation's comparative financial statements and management discussion and analysis for its most recently completed financial year which is filed on SEDAR. The Corporation also files with the United States Securities and Exchange Commission and the NYSE Amex and its Annual Report on Form 20-F is available at www.sec.gov/edgar.shtml.

Shareholders may request copies of the Corporation's financial statements and management discussion and analysis by contacting the Corporation at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, by fax to 416-603-8565, or by telephone at 416-361-3562.

APPROVALS AND SIGNATURE

The contents and distribution of this Information Circular to each shareholder entitled to receive notice of the Meeting, to each director of the Corporation, to the auditor of the Corporation, and to the appropriate governmental agencies, has been approved by the Board.

DIRECTOR'S APPROVAL

The contents and distribution of this Information Circular to the shareholders of the Corporation has been approved by the Board. Unless otherwise specified, information contained in this Information Circular is given as of May 10, 2012.

ON BEHALF OF THE BOARD

"Patrick Evans"
PATRICK EVANS
President and Chief Executive Officer

SCHEDULE "A"

Mountain Province Diamonds Inc.

Charter of the

Audit Committee of the Board of Directors

May 29, 2006

Revised September 7, 2010

Mandate

A.   Role and Objectives

The Audit Committee (the "**Committee**") is a committee of the Board of Directors (the "**Board**") of Mountain Province Diamonds Inc ("**MPV**" or the "Company") established for the purpose of overseeing the accounting and financial reporting process of MPV and external audits of the consolidated financial statements of MPV. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to MPV's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval MPV's audited annual consolidated financial statements and other mandatory financial disclosure.

MPV's external auditor is accountable to the Board and the Committee as representatives of shareholders of MPV. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.   to be satisfied with the credibility and integrity of financial reports;

2.   to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of MPV;

3.   to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.   to be satisfied with the external auditor's independence and objectivity; and

5.   to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and MPV's external auditor.

B.   Composition

1.   The Committee shall comprise at least three directors, none of whom shall be an officer or employee of MPV or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with MPV or any affiliate thereof which could reasonably interfere with the exercise of the member's independent judgment. Determinations as to whether a

particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2. Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of MPV.

3. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.

4. The Committee shall have access to such officers and employees of MPV and to such information respecting MPV as it considers necessary or advisable in order to perform its duties and responsibilities.

C. Meetings

1. At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2. A quorum for meetings of the Committee shall be a majority of its members.

3. Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.

4. The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5. The Committee shall meet periodically with MPV's external auditor in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.

D. Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of MPV and external audits of MPV's consolidated financial statements. In that regard, the Committee shall:

1. satisfy itself on behalf of the Board with respect to MPV's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of MPV (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2. review with management and the external auditor the annual consolidated financial statements of MPV, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "**Annual Financial Disclosures**") prior to their submission to the Board for approval. This process should include, but not be limited to:

(a) reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year's financial statements;

(b) reviewing significant accruals, reserves or other estimates;

(c) reviewing accounting treatment of unusual or non-recurring transactions;

(d) reviewing the adequacy of any reclamation fund;

(e) reviewing disclosure requirements for commitments and contingencies;

(f) reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g) reviewing unresolved differences between MPV and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;

- review with management all interim consolidated financial statements of MPV and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "**Quarterly Financial Disclosures**") and, if thought fit, approve all Quarterly Financial Disclosures;

- be satisfied that adequate procedures are in place for the review of MPV's public disclosure of financial information extracted or derived from MPV's financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;

- review with management and recommend to the Board for approval, any financial statements of MPV which have not previously been approved by the Board and which are to be included in a prospectus of MPV;

- review with management and recommend to the Board for approval, MPV's Annual Information Form;

- with respect to the external auditor:

  (a) receive all reports of the external auditor directly from the external auditor;

  (b) discuss with the external auditor:

    (i) critical accounting policies;

    (ii) alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

    (iii) other material, written communication between management and the external auditor;

  (c) consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

  (d) review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees, and make a recommendation to the Board as to the compensation of the external auditor;

  (e) when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to

securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)   oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)   review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with MPV and its affiliates in order to determine the external auditor's independence, including, without limitation:

    (i)   requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to MPV;

    (ii)   discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

    (iii)   recommending that the Board take appropriate action in response to the external auditor's information to satisfy itself of the external auditor's independence;

(h)   as may be required by applicable securities laws, rules and guidelines, either:

    (i)   pre-approve all non-audit services to be provided by the external auditor to MPV (and its subsidiaries, if any), or, in the case of *de minimus* non-audit services, approve such non-audit services prior to the completion of the audit; or

    (ii)   adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)   review and approve the hiring policies of MPV regarding partners, employees and former partners and employees of the present and former external auditor of MPV;

3.   (a)   establish procedures for:

    (i)   the receipt, retention and treatment of complaints received by MPV regarding accounting, internal accounting controls or auditing matters; and

    (ii)   the confidential, anonymous submission by employees of MPV of concerns regarding questionable accounting or auditing matters; and

(b)   review with the external auditor its assessment of the internal controls of MPV, its written reports containing recommendations for improvement, and MPV's response and follow-up to any identified weaknesses;

4.   with respect to risk management, be satisfied that MPV has implemented appropriate systems of internal control over financial reporting (and review management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

5.   review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

6.   engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

SCHEDULE "B"

MOUNTAIN PROVINCE DIAMONDS INC.

STOCK OPTION PLAN

dated November 26, 1998

(AMENDED SEPTEMBER 27, 2002
AND FURTHER AMENDED SEPTEMBER 10, 2009)

STOCK OPTION PLAN

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1   Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a)   "**Administrator**" means, initially, the secretary of the Company and thereafter shall mean such director or senior officer or employee of the Company as may be designated as Administrator by the Board from time to time.

(b)   "**Award Date**" means the date on which the board awards a particular Option.

(c)   "**Board**" means the board of directors of the Company.

(d)   "**Company**" means Mountain Province Diamonds Inc., including its affiliates, as defined in the OBCA.

(e)   "**Director**" means any individual holding the office of director of the company.

(f)   "**Employee**" means any individual regularly employed on a full-time basis by the Company or any of its subsidiaries and such other individuals as may, from time to time, be permitted by the rules and policies of the applicable Regulatory Authorities to be granted options as employees or as an equivalent thereto.

(g)   "**Exercise Notice**" means the notice respecting the exercise of an Option, in the form set out as Schedule "B" hereto, duly executed by the Option Holder.

(h)   "**Exercise Period**" means the period during which a particular Option may be exercised and is the period from and including the Award Date through to and including the Expiry Date.

(i)   "**Exercise Price**" means the price at which an Option may be exercised as determined in accordance with paragraph 3.5.

(j)   "**Expiry Date**" means the date determined in accordance with paragraph 3.3 and after which a particular Option cannot be exercised.

(k)   "**Market Value**" means the market value of the Company's Shares as determined in accordance with paragraph 3.5.

(l)   "**OBCA**" means the *Business Corporation Act* (Ontario), R.S.O. 1990, c. B.16 and any amendments thereto.

(m) "**Option**" means an option to acquire Shares, awarded to a Director, Employee or Other Person pursuant to the Plan.

(n) "**Option Certificate**" means the certificate, in the form set out as Schedule "A" hereto, evidencing an Option.

(o) "**Option Holder**" means a Director, Employee or Other Person, or former Director, Employee or Other Person, who holds directly or indirectly through a wholly owned holding company or registered retirement savings plan an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(p) "**Other Persons**" means other persons who provide ongoing services to the Company and who are entitled to receive options therefore pursuant to the rules of the Regulatory Authorities.

(q) "**Plan**" means this stock option plan.

(r) "**Personal Representative**" means:

(i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(s) "**Regulatory Authorities**" means all stock exchanges and other organized trading facilities on which the Company's Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company.

(t) "**Share**" or "**Shares**" means, as the case may be, one or more common shares without par value in the capital stock of the Company.

1.2 Choice of Law

The Plan is established under and the provisions of the Plan shall be subject to and interpreted and construed in accordance with the laws of the Province of Ontario.

1.3 Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 2
PURPOSE AND PARTICIPATION

2.1   Purpose

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Other Persons, to reward such of those Directors, Employees and Other Persons as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such Directors, Employees and Other Persons to acquire Shares as long term investments.

2.2   Participation

The Board shall, from time to time and in its sole discretion, determine those Directors, Employees and Other Persons, if any, to whom Options are to be awarded. The Board may, in its sole discretion, grant the majority of the Options to insiders of the Company. However, in no case will the issuance of Shares under the Plan and under any proposed or existing share compensation arrangement result in:

(a)   the number of Shares reserved for issuance pursuant to Options granted:

(i)   to insiders exceeding 10% of the Company's issued and outstanding share capital; or

(ii)   to any one person exceeding 5% of the Company's issued and outstanding share capital;

(b)   the number of Shares issued within a one year period:

(i)   to insiders exceeding 10% of the Company's issued and outstanding share capital; or

(ii)   to any one insider and its associates exceeding 5% of the Company's issued and outstanding share capital.

2.3   Notification and Award

Following the approval by the Board of the awarding of an Option, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.

2.4   Copy of Plan

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

2.5   Limitation

The Plan does not give any Option Holder that is:

    (a)   a Director the right to serve or continue to serve as a Director of the Company;

    (b)   an Employee the right to be or to continue to be employed by the Company; or

    (c)   an Other Person the right to be or continue to be retained by the Company to provide services to the Company.


ARTICLE 3
TERMS AND CONDITIONS


3.1   Board to Issue Shares

The Shares to be issued to Option Holders upon the exercise of Options shall be authorized and unissued Shares, the issuance of which shall have been authorized by the Board.

3.2   Number of Shares

The maximum number of Shares which may be reserved for issuance for all purposes under the Plan shall be 10% of the Shares issued and outstanding at the time of the grant.

Any Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.

Options that have been exercised shall be available for subsequent grants under the Plan and the Company shall reserve additional Shares for issuance pursuant to such Options.

3.3   Term of Option

Subject to paragraph 3.4, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided such date shall be no later than the tenth anniversary of the Award Date of such Option.

3.4   Termination of Option

An Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix a minimum number of Shares in respect of which an Option Holder may exercise part of any Option held by such Option Holder. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. local time in Toronto, Ontario on the Expiry Date.

3.5   Exercise Price

The price at which an Option Holder may purchase a Share upon the exercise of an Option shall be as set forth in the Option Certificate issued in respect of such Option and in any event shall

not be less than the Market Value of the Company's Shares as of the Award Date. The Market Value of the Company's Shares for a particular Award Date shall be determined as follows:

(a)   if the Company's Shares are listed on more than one organized trading facility, then Market Value shall be the simple average of the Market Values determined for each organized trading facility on which those Shares are listed as determined for each organized trading facility in accordance with subparagraphs (b) and (c) below, but in any event not less than the closing price of the Shares on The Toronto Stock Exchange on the business day immediately prior to the Award Date;

(b)   for each organized trading facility on which the Shares are listed, Market Value will be the closing price of the Shares on the business day immediately prior to the Award Date;

(c)   if the Company's Shares trade on an organized trading facility outside of Canada, then the Market Value determined for that organized trading facility will be converted into Canadian dollars at a conversion rate determined by the Administrator having regard for the published conversion rates as of the Award Date;

(d)   If the Company's Shares are listed on one or more organized trading facilities but have not traded on the business day immediately prior to the Award Date, then the Market Value will be, subject to the necessary approvals of the applicable Regulatory Authorities, that value as is determined by resolution of the Board; and

(e)   if the Company's Shares are not listed on an organized trading facility, then the Market Value will be, subject to the necessary approvals of the applicable Regulatory Authorities, that value as is determined by resolution of the Board.

3.6   Additional Terms

Subject to all applicable securities laws and regulations and the rules and policies of all applicable Regulatory Authorities, the Board may attach other terms and conditions to the grant of a particular Option, such terms and conditions to be referred to in a schedule attached to the Option Certificate. These terms and conditions may include, but are not necessarily limited to, the following:

(a)   providing that an Option expires on a specified date after the Option Holder ceases to be a Director or Employee of the company or, if an Other Person, ceases to provide services to the Company;

(b)   providing that a portion or portions of an Option vest after certain periods of time or expire after certain periods of time; and

(c) providing that an Option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile takeover bid for the Company.

3.7 Assignment of Options

Options may not be assigned or transferred, provided that the Personal Representative of an Option Holder may, to the extent permitted by paragraph 4.1, exercise the Option within the Exercise Period.

3.8 Adjustments

If, prior to the complete exercise of any Option, the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively the "**Event**"), an Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate. No fractional shares shall be issued upon the exercise of the Options and accordingly, if as a result of the Event, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

3.9 Approvals

This Plan and any amendments hereto are subject to all necessary approvals of the applicable Regulatory Authorities.


ARTICLE 4
EXERCISE OF OPTION


4.1 Exercise of Options

An Option may be exercised only by the Option Holder or the Personal Representative of any Option Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period up to 4:00 p.m. local time in Toronto, Ontario on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option. Alternately, the Option Holder may arrange for a member broker firm of The Toronto Stock Exchange to deliver a cheque against delivery of the Shares purchased.

4.2 Issue of Share Certificates

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased and if the Option has not been completely exercised, the Administrator shall concurrently forward a new Option Certificate to the Option Holder for the balance of Shares available under the Option.

4.3   Condition of Issue

The Options and the issue of Shares by the Company pursuant to the exercise of Options are subject to the terms and conditions of this Plan and to compliance with the applicable securities laws, regulations, rules and policies of the Regulatory Authorities. The Option Holder agrees to comply with all such laws, regulations, rules and policies and agrees to furnish to the Company any information, report and/or undertakings required to comply with, and to fully cooperate with the Company in complying with, such laws, regulations, rules and policies.

4.4   Cashless Exercise

4.4.1   If a bona fide offer (an "**Offer**") for Shares is made by an offeror (an "**Offeror**") to an Option Holder or to shareholders of the Company generally or to a class of shareholders which includes the Option Holder, which Offer, if accepted in whole or in part, would result in the Offeror becoming a control person of the Company, within the meaning given to "control person" in the *Securities Act* (Ontario), the Company will, immediately upon receipt of notice of the Offer, notify each Option Holder of full particulars of the Offer, whereupon all Shares subject to such Option will become vested and the Option may be exercised in whole or in part by the Option Holder so as to permit the Option Holder to tender the Shares received upon such exercise, pursuant to the Offer.

However, if:

(a)   the Offer is not completed within the time specified therein; or

(b)   all of the Shares tendered by the Option Holder pursuant to the Offer are not taken up or paid for by the Offeror in respect thereof,

then the Shares received upon such exercise, or in the case of Section 4.4.1(b) hereof, the Shares that are not taken up and paid for, may be returned by the Option Holder to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option will be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this Section will be reinstated. If any Shares are returned to the Company under this Section 4.4, the Company will immediately refund the exercise price to the Option Holder for such Shares.

4.4.2   In any case where an Option is exercisable in the circumstances set out in Section 4.4.1, the Option Holder shall be entitled, but not obligated, to send a written notice to the Company of its election to surrender all of its Options, so as to allow for a "cashless exercise". Upon receipt of such written notice by the Company, each Option Holder shall be entitled to surrender its Option to the Company, and shall be entitled to receive:

(a)   in the event that the Offer is in cash, an amount equal to the product of the number of shares held under option and the difference between the exercise price of each option held and the Offer price; or

(b) in the event that the Offer is in securities of the Offeror, that number of securities as equals the value of the product of the number of shares held under option and the difference between the exercise price of each option held and the Offer consideration; such value per share determined by the following formula:

$$\frac{A \times (X-Y)}{X}$$

Where:

A is the number of Options tendered to the Offer;

X is the Offeror Market Value multiplied by the exchange ratio as specified in the Offer;

Y is the exercise price of the subject Options;

Provided however, that in the circumstances set out in subsections 4.4.1(a) or 4.4.1(b), the Option shall be reinstated in the manner set out in the last paragraph of Section 4.4.1, adopted *mutatis mutandis*.

For the purposes of this section, "Offeror Market Value" means the volume weighted average trading price of the Offeror's securities on the Toronto Stock Exchange, or such other stock exchange where the majority of the trading volume and value of the Offeror's listed securities occurs, for the five trading days immediately preceding the public announcement of the Offer.

ARTICLE 5
ADMINISTRATION

5.1 Administration

The Plan shall be administered by the Administrator on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to the Administrator, to any Director, officer or employee of the Company or to a committee consisting of such persons such administrative duties and powers as it may see fit.

5.2 Interpretation

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not he subject to any dispute by any Option Holder. No member of the Board or any personal acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

5.3   **Status of Options granted under Previous Plans**

Any existing options granted prior to the implementation of this Plan will remain subject to the plan under which they were granted and such previous plans will remain in effect with respect to such options so long as such options remain outstanding.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1   **Amendment**

The Board may, subject to where Regulatory Authority approval and shareholder approval is required, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan or any Option without obtaining shareholder approval in the following circumstances, provided that, in the case of any Option, no such amendment or revision may, without the consent of the Option Holder, materially decrease the rights or benefits accruing to such Option Holder or materially increase the obligations of such Option Holder:

(a)   amendments of a "housekeeping" nature including, but not limited to, of a clerical, grammatical or typographical nature;

(b)   amendments respecting administration of the Plan;

(c)   to correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(d)   a change to the vesting provisions of any Option or the Plan;

(e)   any amendment to the termination provisions of the Plan or any Option, other than an amendment extending the term of an Option, provided any such amendment does not entail an extension of the Expiry Date of such Option beyond its original Expiry Date;

(f)   amendments to reflect any changes in requirements of any Regulatory Authority to which the Company is subject;

(g)   in the case of any Option, the substitution of another award of the same or different type;

(h)   in the case of any Option, such amendments or revisions contemplated in section 3.8 of the Plan;

(i)   a change to the class of eligible persons that may participate under the Plan; and

(j)   any other amendments, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including without limitation, the rules, regulations and policies of the Regulatory Authorities).

For greater certainty, the Exercise Price of any outstanding Option granted to any non-insiders of the Company may not be reduced unless shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Company's shareholders at a meeting of the Company's shareholders. The Exercise Price of any outstanding Option granted may not be reduced and the original Exercise Period may not be extended to the benefit of insiders of the Company unless disinterested shareholder approval is obtained in accordance with the requirements of the Regulatory Authorities.

6.2   Retrospective Amendment

The Board may from time to time, subject to any necessary approvals of the Regulatory Authorities, retrospectively amend the Plan and, with the consent of the affected Option Holders, retrospectively amend the terms and conditions of any Options which have been previously granted.

6.3   Termination

The Board may terminate the Plan at any time provided that any Option awarded prior to the date of such termination and the rights of the Option Holder of such Option shall continue to be governed by the provisions of the Plan.

6.4   Agreement

The Company and every Option awarded hereunder shall be bound by and subject to the terms and conditions of the Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms of the Plan.

SCHEDULE "A"

MOUNTAIN PROVINCE DIAMONDS INC.
STOCK OPTION PLAN

OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the Mountain Province Diamonds Inc. (the "**Company**") Stock Option Plan (the "**Plan**") and evidences that _____ is the holder (the "**Option Holder**") of an option (the "**Option**") to purchase up to _____ common shares (the "**Shares**") in the capital stock of the Company at a purchase price of $_____ per Share. Subject to the provisions of the Plan:

(a)   the Award Date of this Option is; and

(b)   the Expiry Date of this Option is the earlier of: _____, _____ and the date specified in the schedule, if any, attached hereto.

This Option may be exercised if at any time and from time to time from and including the Award Date through to and including up to 4:00 local time in Toronto, Ontario on the Expiry Date by delivery to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised. Alternately, the Option Holder may arrange for a member broker firm of The Toronto Stock Exchange to deliver a cheque against delivery of the Shares purchased.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan, the terms and conditions of which the Option Holder hereby expressly agrees with the Company to be bound by. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter if in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

This Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto.

The foregoing Option has been awarded this _____ day of _____, _____.

MOUNTAIN PROVINCE DIAMONDS INC.

Per   _____

SCHEDULE "B"

MOUNTAIN PROVINCE DIAMONDS INC.
STOCK OPTION PLAN

NOTICE OF EXERCISE OF OPTION

TO: The Corporate Secretary
                Mountain Province Diamonds Inc.
                161 Bay Street
                Suite 2315, PO Box 216
                Toronto, Ontario
                M5J 2S1

The undersigned hereby irrevocably gives notice, pursuant to the Mountain Province Diamonds Inc. (the "**Company**") Stock Option Plan (the "**Plan**"), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

       (a)   all of the Shares; or

       (b)   _____ of the Shares;

which are the subject of the Option Certificate attached hereto.

The undersigned tenders herewith a certified cheque or bank draft, or has instructed a member broker firm of the Toronto Stock Exchange to deliver against delivery of the aforementioned shares a cheque (circle one), payable to the Company in an amount equal to the aggregate Exercise Price of the aforesaid shares and directs the Company to issue the certificate evidencing said shares in the name of the undersigned to be mailed to the undersigned, or delivered against payment to the following member broker firm (circle one), at the following address:

_____

_____

_____

DATED the _____ day of _____, _____.

                                     _____
                                      Signature of Option Holder

